Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 5 DATED April 6, 2021
TO THE OFFERING CIRCULAR DATED SEPTEMBER 10, 2020
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Net Asset Value Per Share as of March 31, 2021;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (NAV) Per Share
On April 1, 2021, the Investment Committee of our Manager approved a NAV per share of our common shares of $10.34 as of March 31, 2021. The purchase price of our common shares will be adjusted to $10.34 per share, beginning on the date of this announcement (April 6, 2021) and will be effective until updated by us on June 30, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2021. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Our NAV per share increased by $0.34 over the prior quarter, primarily driven by changes in (a) our real estate valuation of our investment in Southern Dairies and (b) a third-party valuation of our debt on Southern Dairies.
(a)Real Estate Valuation - The current quarter valuation of Southern Dairies of $37.6 million reflects a $600,000 or 1.6% increase in the asset's gross value compared to the prior quarter valuation of $37.0 million.1 This quarter’s valuation is based on a third party appraisal and reflects recent leasing activity.
(b)Debt Valuation - The majority of our mortgage loan on Southern Dairies bears a fixed interest rate of 2.683% for the 5-year term.2,3 When market interest rates fall during a given quarter, our debt valuation has a negative impact on our NAV. When market rates rise in a given quarter, our debt valuation has a positive impact on our NAV. As a result of rising market rates, our debt valuation had a positive impact on our NAV compared to the quarter ended December 31, 2020.
Incorporating all applicable components of our NAV resulted in a $10.34 NAV per share, an increase of $0.34 per share compared with the prior quarter. As described in our Offering Circular, our purchase price per share is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, our purchase price will adjust to $10.34 per share as of April 6, 2021.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of March 31, 2021, we had raised public offering proceeds of $3,615,110 and had issued 361,460 shares of our common shares in the public offering. In total, we have raised $9,116,110 in offering proceeds and issued 911,560 shares of our common shares through both the private placement and the public offering.
1 Shown at 100% property level. Jamestown Invest 1 owns a 51% interest in the property.
2 Our total outstanding principal balance of debt is $22,212,130 (100% property level), or $11,328,186 at our 51% ownership share as of March 31, 2021. Accordingly, our portfolio leverage ratio is 53.0% as of March 31, 2021 (calculated as our share of outstanding debt of $11,328,186 divided by our share of gross asset value of $21,358,615).
3 Of the total $22,212,130 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $972,130 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.64% based on rates as of March 31, 2021.

The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of March 31, 2021, the property is 79% leased to nine tenants with a weighted average remaining lease term of 2.2 years. The property executed a long-term renewal with a law firm for 3,500 SF at terms consistent with our business plan. We are actively marketing the existing and near-term vacancies and are seeing an increase in prospective tenant tour activity in Q1 2021.
Re-Opening & Collections
We are pleased to report rent collections of 100% for the first quarter of 2021, and 97% over the full 2020 calendar year, where 3% of annual contractual rent was deferred and is expected to be collected in 2021. Our asset management teams have worked closely with tenants impacted by the COVID-19 pandemic and related market uncertainties to understand their needs and are assisting all tenants in ongoing operational procedures. As of March 31, 2021, all nine tenants had employees working in their space at the property.
Parking Upgrades
The recent installation of new parking equipment, with a total cost of approximately $200,000, has yielded favorable operational results, with better control of the surface parking areas and increased revenue associated with contractual and transient parking users. Specifically, with the weather warming in March 2021, the property experienced a 200% monthly increase in visitor parking, mostly from individuals visiting the Beltline Eastside Trail, which is attracting approximately two million visitors annually.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	April 6, 2021

Safe Harbor Statement
This Current Report on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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